Exhibit 99.3

TRIAL SCHEDULE FOR CERTAIN CASES

There are currently no cases against us or our subsidiaries scheduled for trial through the end of 2008. Trials in three cases brought against indemnitees of our subsidiaries on behalf of individuals in Finland are scheduled to begin in January 2008.